Exhibit 12.1

Computation of
Ratio of Earnings to Fixed Charges

	Year Ended December 31,
(amounts in thousands)	2009	2008	2007	2006	2005

Loss before income taxes
	$(11,166)	$(16,556)	$(19,429)	$(10,742)	$(23,445)

Plus fixed charges:
Interest expense	577	1,374	2,070	2,047	4,623
Amortization of costs related to indebtedness	210	567	1,536	2,308	5,521
Estimated interest factor in rent expense (1)	501	660	512	482	391
Total Fixed Charges	1,288	2,601	4,118	4,837	10,535
Adjusted loss	(9,878)	(13,955)	(15,311)	(5,905)	(12,910)
Fixed charges	1,288	2,601	4,118	4,837	10,535
Deficiency in earnings to cover fixed charges	$(11,166)	$(16,556)	$(19,429)	$(10,742)	$(23,445)

Ratio of earnings to fixed charges	*	*	*	*	*

* Calculation not meaningful as ratio is less than 1.
(1) The interest factor in rent expense is estimated as one-third of rental expense.